Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the inclusion of our report dated April 1, 2024 in the Amendment No. 2 of the Registration Statement on Form S-4 of Inflection Point Acquisition Corp, II (the “Company”) with respect to our audit of the balance sheet of Inflection Point Acquisition Corp. II as of December 31, 2023, and the related statements of operations, changes in shareholders’ deficit, and cash flows for the period from March 6, 2023 (inception) through December 31, 2023 appearing in the Prospectus, which is part of this Registration Statement. Our report contained an explanatory paragraph regarding substantial doubt about the Company’s ability to continue as a going concern.

We also consent to the reference to our Firm under the caption “Experts” in such Prospectus.

/s/ UHY LLP

New York, New York

February 4, 2025